FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934
For the month of December
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

HSBC HOLDINGS PLC
19 December 2016
Transaction in own shares and completion of Buy-back
HSBC Holdings plc (the Company) announces that it has purchased the following number of its ordinary shares of US$0.50 each ( Ordinary Shares) on the London Stock Exchange from Goldman Sachs International ( Goldman Sachs) as part of its buy-back programme announced on 4 August 2016 ( Buy-back).
Date of purchase:	19 December 2016
Number of Ordinary Shares purchased:	10,228

Highest price paid per Ordinary Share:	£6.5870

Lowest price paid per Ordinary Share:	£6.5600

Volume weighted average price paid per Ordinary Share:	£6.5855
Following the purchase of these shares, the Company holds 325,273,407 of its Ordinary Shares in treasury and has 19,865,723,608 Ordinary Shares in issue (excluding treasury shares). Therefore the total voting rights in HSBC Holdings plc is 19,865,723,608. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, HSBC Holdings plc under the FCA's Disclosure Guidance and Transparency Rules.
The Company announces that, following the purchase of these shares, the Buy-back has completed. Since the commencement of the Buy-back, the Company has repurchased 325,273,407 Ordinary Shares at a volume weighted average price of £6.0567 per Ordinary Share for a total consideration of approximately US$2,500 million.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a schedule of individual trades by Goldman Sachs on 19 December 2016 is set out below.
Schedule of purchases - individual transactions
Time	Price (p)	Quantity
08:10:28	658.50	1,206
08:10:28	658.50	515
08:10:28	658.50	1,643
08:10:39	658.60	85
08:10:44	658.70	1,246
08:10:57	658.60	1,621
08:11:07	658.70	1,390
08:11:07	658.70	424
08:11:13	658.50	379
08:11:19	658.40	231
08:11:19	658.40	1,398
08:11:30	658.20	32
08:11:31	658.20	15
08:11:31	658.20	15
08:24:09	656.00	28
This announcement will also be available on HSBC's website at www.hsbc.com/sea

Enquiries to:

Lauren Brown
Shareholder Services Team
+ 44 (0) 207 992 3761
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 19 December 2016